UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

File 812-13657

In the matter of
Claymore Exchange-Traded Fund Trust; Claymore Exchange-Traded Fund Trust 2; Claymore Exchange-Traded Fund Trust 3; Guggenheim Funds Distributors, Inc.; and Guggenheim Funds Investment Advisors, LLC

Application for an Order under Section 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”), to amend an Order under Section 6(c) for an exemption from Sections 2(a)(32), 5(a)(1), 22(d), 22(e) and 24(d) of the 1940 Act and Rule 22c-1 under the 1940 Act, under Sections 6(c) and 17(b) of the 1940 Act for an exemption from Section 17(a)(1) and (2) of the 1940 Act, and under Section 12(d)(1)(J) of the 1940 Act granting an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the 1940 Act.

All communications and orders to:

Claymore Exchange-Traded Fund Trust c/o Guggenheim Funds Investment Advisors, LLC 2455 Corporate West Drive Lisle, IL 60532	Claymore Exchange-Traded Fund Trust 2 c/o Guggenheim Funds Investment Advisors, LLC 2455 Corporate West Drive Lisle, IL 60532
Claymore Exchange-Traded Fund Trust 3 c/o Guggenheim Funds Investment Advisors, LLC 2455 Corporate West Drive Lisle, IL 60532	Guggenheim Funds Investment Advisors, LLC 2455 Corporate West Drive Lisle, IL 60532
Guggenheim Funds Distributors, Inc. 2455 Corporate West Drive Lisle, IL 60532

With a copy to:

Kevin Robinson Guggenheim Funds Distributors, Inc. 2455 Corporate West Drive Lisle, IL 60532	Stuart M. Strauss Dechert LLP 1095 Avenue of the Americas New York, NY 10036-6797

Page 1 of 32 sequentially numbered pages

As filed with the Securities and Exchange Commission on October 20, 2010

I.  INTRODUCTION

In this application (the “Application”), the undersigned applicants, Guggenheim Funds Investment Advisors, LLC (formerly, Claymore Advisors, LLC) (the “Adviser”), Guggenheim Funds Distributors, Inc. (formerly, Claymore Securities, Inc.)1 (the “Distributor”), Claymore Exchange-Traded Fund Trust, Claymore Exchange-Traded Fund Trust 2 and Claymore Exchange-Traded Fund Trust 3 (each, a “Trust”, and collectively with the Adviser and the Distributor, the “Applicants”) apply for and request an order (“Order”) of the U.S. Securities and Exchange Commission (the “SEC” or “Commission”) to amend a prior order under Section 6(c) of the 1940 Act, for an exemption from Sections 2(a)(32), 5(a)(1), 22(d), 22(e) and 24(d) of the 1940 Act and Rule 22c-1 under the 1940 Act, under Sections 6(c) and 17(b) of the 1940 Act for an exemption from Sections 17(a)(1) and (a)(2) of the 1940 Act, and under Section 12(d)(1)(J) of the 1940 Act exempting certain transactions from Sections 12(d)(1)(A) and 12(d)(1)(B) of the 1940 Act (referred to herein as the “Prior Order”).2

The Prior Order permitted, among other things:  (a) series of the Trusts (each, a “Current Fund,” collectively, the “Current Funds”) to issue shares (“Shares”) with limited redeemability that can be traded in the secondary market; (b) secondary market transactions in Shares at negotiated prices on a national securities exchange as defined in Section 2(a)(26) of the 1940 Act (“Exchange”) (c) dealers to sell such

1            Effective September 24, 2010, Claymore Securities, Inc., Claymore Advisors, LLC, and Claymore Group Inc. changed their names to Guggenheim Funds Distributors, Inc., Guggenheim Funds Investment Advisors, LLC, and Guggenheim Funds Services Group, Inc., respectively, and certain series of each Trust also changed their names.

2         Applicants previously filed an application with the Commission (File No. 812-13297) on July 24, 2006, as amended (the “Equity Application”), requesting relief with respect to the offering of Current Funds (as defined below) based on indexes of domestic and foreign equity securities.  The Equity Application was noticed in Release No. IC-27469 dated August 28, 2006 (the “Equity Notice”) and the order granting the relief requested was contained in Release No. IC-27483 dated September 18, 2006 (the “Equity Order”).  Applicants subsequently filed an application with the Commission (File No. 812-13396) on August 9, 2007, as amended (the “Fixed Income Application”), requesting relief with respect to the offering of Current Funds based on indexes of fixed income securities.  The Fixed Income Application was noticed in Release IC-27982 dated September 26, 2007 (the “Fixed Income Notice”) and the order granting the relief requested was contained in Release No. IC-28019 dated October 23, 2007 (the “Fixed Income Order”).  The Equity Application and Fixed Income Application are collectively referred to as the “Prior Application,” the Equity Notice and the Fixed Income Notice are collectively referred to as the “Prior Notice” and the Equity Order and Fixed Income Order are collectively referred to as the “Prior Order.”  All capitalized terms not otherwise defined in the application have the meanings ascribed to them in the Prior Application.

Shares to secondary market purchasers unaccompanied by a statutory prospectus when prospectus delivery is not required by the Securities Act of 1933, as amended (“Securities Act”); (d) relief from the seven (7) calendar day redemption requirement for certain Current Funds under specified limited circumstances; and (e) certain affiliated persons of the Current Funds to deposit securities into, and receive securities from, the Current Funds in connection with the purchase and redemption of aggregations of Shares of such Current Funds.  The Current Funds seek to track the performance of equity or fixed income securities indexes (each, an “Underlying Index”) developed by third parties that are not “affiliated persons” (as such term is defined in Section 2(a)(3) of the 1940 Act), or affiliated persons of affiliated persons, of a Trust, the Adviser, any Sub-Adviser (as defined below) to a Current Fund, the Distributor or a promoter of a Current Fund.3

The Prior Order also (i) permitted registered management investment companies and unit investment trusts that are not advised or sponsored by the Adviser or an entity controlling, controlled by or under common control with the Adviser, and not part of the same “group of investment companies” as defined in Section 12(d)(1)(G)(ii) of the 1940 Act as any Trust, to acquire Shares of the Current Funds beyond the limits of Section 12(d)(1)(A) of the 1940 Act, (ii) permitted each Current Fund and/or a Broker to sell Shares to an Acquiring Fund beyond the limits of Section 12(d)(1)(B), and (iii) granted relief from Sections 17(a)(1) and (2) to permit each Current Fund to sell its Shares to, and redeem its Shares from, an Acquiring Fund that owns 5% or more of the Shares of such Current Fund.

(i)           Under the Prior Order, no entity that creates, compiles, sponsors or maintains an Underlying Index (each, an “Index Provider”) is, or will be an “affiliated person,” as defined in Section 2(a)(3) of the 1940 Act, or an affiliated person of an affiliated person, of a Trust, the Adviser, the Distributor, promoter, or any Sub-Adviser to a Current Fund.  The Applicants seek to amend the Prior

3            Applicants also filed an application with the Commission (File No. 812-13534) on May 20, 2008, and amendments to the application on September 24, 2008, June 9, 2009, December 17, 2009 and April 23, 2010, requesting relief with respect to the offering of actively managed Future Funds (as defined below) (the “Actively-Managed Application”).  The Actively Managed Application was noticed in Release No. IC-29256 dated April 23, 2010 and the order granting the relief requested was issued in Release No. IC-29271 dated May 18, 2010 (the “Actively-Managed Order”).

Order to permit an Affected Fund (as defined below) to track an Underlying Index that is created, compiled, sponsored, or maintained by an Index Provider that is an affiliated person, as defined in section 2(a)(3) of the Act, or an affiliated person of an affiliated person, of a Trust, the Adviser, the Distributor, promoter, or any Sub-Adviser to the Affected Fund solely because the Index Provider serves as a Sub-Adviser to another Fund (as defined below).  Applicants also request that the Order apply to any future series of the Trusts or other registered investment company advised by the Adviser or a person controlling, controlled by, or under common control with the Adviser that operates as an exchange-traded fund (“ETF”) (each a “Future Fund”) for which the Index Provider also serves as Sub-Adviser to a Current Fund, another Future Fund, or other registered investment company advised by the Adviser or a person controlling, controlled by, or under common control with the Adviser (collectively, “Sub-Advised Funds”).  All Current Funds and Future Funds will comply with the terms and conditions of the Prior Order as amended by the Order.4

The Current Funds and Future Funds are collectively referred to as the “Funds,” and each individually as a “Fund.”

(ii)           Applicants seek to amend the Prior Order by deleting the relief granted from the requirements of Section 24(d) of the Act and revising the Prior Application by deleting all discussions relating to such relief, including all references to the Product Description in the body of the Prior Application and in the conditions;

(iii)           Applicants seek to amend the terms and conditions of the Prior Application such that all representations and conditions contained in the Prior Application that require a Fund to disclose particular information in the Fund’s prospectus (“Prospectus”) and/or annual report shall remain effective with respect to the Fund until the time the Fund complies with the disclosure requirements adopted by the Commission in Investment Company Act Release No. 28584 (Jan. 13, 2009);

4            Any Current Funds and Future Funds that operate as actively-managed ETFs (“Active ETFs”) will comply with the terms and conditions of the Actively-Managed Order.

(iv)           Applicants seek to amend the terms and conditions of the Prior Application to modify the 80% or 90% investment requirement and to modify the discussion of Depositary Receipts, as described below; and

(v)            Applicants seek to amend the terms and conditions of the Prior Application to permit personnel of the Adviser or any Sub-Adviser who are responsible for the designation and dissemination of the Deposit Securities or the Fund Securities to also select securities for purchase or sale by actively-managed accounts of the Adviser or Sub-Adviser, as described below.

All capitalized terms not otherwise defined in this Application have the meanings ascribed to them in the Prior Application.

The Applicants believe that this requested relief is appropriate, in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

No form having been specifically prescribed for this Application, the Applicants proceed under Rule 0-2 of the General Rules and Regulations of the Commission.

II.  BACKGROUND

A.	THE APPLICANTS.

Each Trust is a statutory trust organized under the laws of the State of Delaware and is registered under the 1940 Act as an open end management investment company.  Each Trust offers one or more Current Funds, each of which operates as an ETF.  Each Trust is managed by a board of trustees.
The Adviser – Guggenheim Funds Investment Advisors, LLC is the investment adviser to the Funds.  The Adviser is a Delaware limited liability company, with its principal office located at 2455 Corporate West Drive, Lisle, IL 60532.  The Adviser is registered as an “investment adviser” under Section 203 of the Investment Advisers Act of 1940, as amended (the “Advisers Act”).  The Adviser may retain sub-advisers for managing the assets of one or more of the Funds (each, a “Sub-Adviser”).  Any Fund Sub-Adviser will be registered under the Advisers Act.
The Distributor – Guggenheim Funds Distributors, Inc. (the “Distributor”), a Kansas corporation, serves as the principal underwriter and distributor for each of the Funds.  The Distributor is a broker dealer registered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and a member in good standing of the Financial Industry Regulatory Authority (“FINRA”).  The Distributor will distribute Shares on an agency basis.  The Distributor is an affiliated person of the Adviser within the meaning of Section 2(a)(3)(C) of the 1940 Act.  The Bank of New York Mellon Corporation serves as custodian and transfer agent to each Trust as well as dividend disbursing agent to each Trust.  The Adviser also serves as administrator to each Trust.
None of the Trusts, the Adviser or the Distributor is an affiliated person of an Exchange within the meaning of Section 2(a)(3) of the 1940 Act.

B.	THE AFFECTED FUNDS.

The Guggenheim China Real Estate ETF (formerly, the Claymore/AlphaShares China Real Estate ETF) (the “China Real Estate ETF”), the Guggenheim China Small Cap ETF (formerly, the Claymore/AlphaShares China Small Cap Index ETF) (the “China Small Cap ETF”), the Guggenheim China All-Cap ETF (formerly, the Claymore/AlphaShares China All-Cap ETF) (the “China All-Cap

ETF”), the Guggenheim China Technology ETF (formerly, the Claymore China Technology ETF) (the “China Technology ETF”) and the Guggenheim Shipping ETF (formerly, the Claymore Shipping ETF) (the “Shipping ETF,” and collectively with the China Real Estate ETF, the China Small Cap ETF, the China All-Cap ETF and the China Technology ETF, the “Affected Funds”) are each a Current Fund and operate in reliance on the Prior Order.5

The China Real Estate ETF tracks an index which is designed to measure and monitor the performance of the investable universe of publicly-traded companies and REITs deriving a majority of their revenues from real estate development, management and/or ownership of property in China or the Special Administrative Regions of China, such as Hong Kong and Macau.  The China Small Cap ETF tracks an index which is designed to measure and monitor the performance of the publicly-traded mainland China-based small capitalization companies.  The China All-Cap ETF tracks an index which is designed to measure and monitor the performance of the investable universe of publicly-traded companies based in mainland China.  The China Technology ETF tracks an index which is designed to measure and monitor the performance of the investable universe of publicly-traded companies which are based in mainland China, Hong Kong or Macau, that are in the Information Technology Sector, as defined by Standard & Poor’s Global Industry Classification Standard (“GICS”) and are open to foreign investment.  The Index Provider for each of the China Real Estate ETF, the China Small Cap ETF, the China All-Cap ETF and the China Technology ETF is AlphaShares, LLC (“AlphaShares”).  The Shipping ETF tracks an equity index provided by Delta Global Indices, LLC (“Delta Global”) that measures the performance of companies listed on global developed market exchanges within the maritime shipping industry.

5            Claymore Exchange-Traded Fund Trust 2 has also filed a post-effective amendment to its registration statement with respect to two new series—the Claymore China Consumer ETF and the Claymore China Infrastructure ETF – for which AlphaShares will serve as Index Provider. While the amendment to the registration statement with respect to these two series became effective on December 30, 2009, these series have not yet commenced operations. When these series commence operations, they will operate in reliance on the Prior Order, as amended by any Order granted pursuant to this Application, and they will change their names to “Guggenheim China Consumer ETF” and “Guggenheim China Infrastructure ETF,” respectively. The Adviser will serve as investment adviser and the Distributor will serve as principal underwriter of such series.

AlphaShares is a Delaware limited liability company with its principal office located at 515 Oakland Boulevard, Suite 260, Walnut Creek, California 94596.  Delta Global is a California limited liability company with its principal offices located at 17011 Beach Boulevard, No. 510, Huntington Beach, California 92647.  Each of AlphaShares and Delta Global is registered as an “investment adviser” under Section 203 of the Advisers Act.

Currently, neither AlphaShares nor Delta Global is an affiliated person, nor an affiliated person of an affiliated person, of a Trust, the Adviser or any Sub-Adviser to a Fund, Distributor or promoter of a Fund.

1.           AlphaShares

On September 17, 2007, the Adviser filed an initial registration statement on Form N-2 for a Sub-Advised Fund, a closed-end fund initially named “Claymore/AlphaShares China Strategy Fund” (the “Closed-End Fund”).  The Closed-End Fund intends to invest in a diversified portfolio of securities in Chinese companies (including Chinese real estate companies) and non-Chinese companies that offer significant exposure to China.  The registration statement initially provided that AlphaShares would serve as investment sub-adviser to the Closed-End Fund.  Subsequently, the Adviser filed a pre-effective amendment to the Closed-End Fund’s registration statement that removed the word “AlphaShares” from the Closed-End Fund’s name, as well as all references to AlphaShares’ serving as sub-adviser to the Closed-End Fund.  The Closed-End Fund’s registration statement has not yet been declared effective.  The Adviser would now like the ability to move forward with offering the Closed-End Fund with AlphaShares as sub-adviser, as well as “AlphaShares” in the Closed-End Fund’s name.

2.           Delta Global

Pursuant to the Actively-Managed Order,6 the Adviser and Claymore Exchange-Traded Fund Trust 3 propose to offer the following Sub-Advised Funds, each an Active ETF for which Delta Global

6            See supra note 2.

would serve as Sub-Adviser: the Claymore Delta Global Infrastructure ETF, the Claymore Delta Global Hard Assets ETF and the Claymore Delta Global Agribusiness ETF.

The Claymore Delta Global Infrastructure ETF’s investment objective is to provide long-term capital appreciation. The Fund seeks to achieve its investment objective by investing, under normal market conditions, at least 80% of its total assets in listed stocks selected by the Fund Sub-Adviser, Delta Global.  The Fund intends to invest in securities that, in Delta Global’s opinion, stand to benefit from the developing world’s booming infrastructure growth including, but not limited to, basic materials, base metals, water infrastructure, engineering and general infrastructure, utilities and telecoms, ports and airports, roads and railroads.  Delta Global’s selection process is both fundamental and technical in nature and will follow a top-down approach to global markets and the infrastructure-related sub-sectors, along with a bottom-up approach to individual companies.  The Fund will invest in stocks of companies with a minimum $400MM market cap which are listed on global markets and which Delta Global believes should appreciate in value in an environment of sustained infrastructure development around the world.  These companies include, but are not limited to, mining companies, basic materials suppliers, utilities, telecoms, infrastructure engineering, water infrastructure and road, railroad, port and airport builders and operators.   Stocks will be chosen from sectors classified by Standard & Poor’s GICS as Industrials, Telecom Services, Utilities, Materials, Energy or Consumer Staples.

The Claymore Delta Global Hard Assets ETF’s investment objective is to provide long-term capital appreciation. The Fund seeks to achieve its investment objective by investing, under normal market conditions, at least 80% of its total assets in listed stocks selected by the Fund Sub-Adviser, Delta Global.  The Fund intends to invest in securities that derive their revenues from the mining, processing and sale of hard commodities including, but not limited to, precious metals, base metals, energy and energy services and that, in Delta Global’s opinion, should benefit most from a rise or fall in hard commodity prices.  Delta Global’s selection process is both fundamental and technical in nature and will follow a top-down approach to global markets and to each commodities sub-sector, along with a bottom-up approach to individual companies.  The Fund will invest in stocks of companies with a minimum

$400MM market cap which are listed on global markets and which Delta Global believes should appreciate in value in an environment of either rising or falling hard commodity prices, but particularly in a rising hard commodity price environment.  Such commodities include, but are not limited to, gold, silver, platinum, copper, nickel, zinc, oil, natural gas, coal and uranium.  The Fund may also invest in companies that profit from mining/extraction-related services.  Stocks will be chosen from sectors classified by GICS as Industrials, Materials or Energy.

The Claymore Delta Global Agribusiness ETF’s investment objective is to provide long-term capital appreciation. The Fund seeks to achieve its investment objective by investing, under normal market conditions, at least 80% of its total assets in listed stocks selected by the Fund Sub-Adviser, Delta Global.  The Fund intends to invest in securities that (i) derive revenues from the growing, selling, processing and/or trading of a broad spectrum of agricultural commodities, seeds and chemicals, and from companies engaged in the processing and packaging of goods made from or raised on such commodities and (ii) in Delta Global’s opinion, should benefit most from a rise or fall in agricultural commodity prices.  Delta Global’s selection process is both fundamental and technical in nature and will follow a top-down approach to global markets and to the agricultural sub-sector, along with a bottom-up approach to individual companies.  The Fund will invest in stocks of companies with a minimum $400MM market cap which are listed on global markets and which Delta Global believes should appreciate in value in an environment of either rising or falling agricultural commodity prices.  These commodities include, but are not limited to, corn, soybeans, wheat, sugar, palm oil, cotton, oats and fruit.  The Fund may also invest in companies that profit from the use of edible oils as biofuels.  In addition, the Fund invests in companies that help farmers increase crop yields and that benefit from the trading of agricultural commodities including, but not limited to, seeds and agricultural chemicals.  The Fund may also invest in securities of companies which process commodities into consumer staples as well as companies which produce packaged foods and related products, and companies which raise livestock.  Stocks will be chosen from sectors classified by GICS as either Materials or Consumer Staples.

C.	THE NEED FOR EXEMPTIVE RELIEF

Under the Prior Order, no entity that creates, compiles, sponsors or maintains an Underlying Index is or will be an affiliated person, or an affiliated person of an affiliated person, of a Trust, the Adviser or any Sub-Adviser to a Fund, Distributor or promoter of a Fund.  Section 2(a)(3) of the 1940 Act defines, in relevant part, an “affiliated person” of another person as “any person directly or indirectly controlling, controlled by, or under common control with, such other person.”  As the Adviser serves as investment adviser to each of (a) the China Real Estate ETF, the China Small Cap ETF, the China All-Cap ETF, the China Technology ETF and the Closed-End Fund, and (b) the Shipping ETF and each Active ETF, each such fund could be deemed to be “under common control” for purposes of Section 2(a)(3).  In addition, Section 2(a)(3)(E) of the 1940 Act provides that any investment adviser to an investment company is deemed an “affiliated person” of such company.  Thus, by serving as investment sub-adviser to a Sub-Advised Fund, each of AlphaShares and Delta Global could be deemed to be an “affiliated person of an affiliated person” with respect to the Adviser and/or the Fund for which it serves as Index Provider.  As a result, the Applicants would not be permitted to retain either Index Provider as Sub-Adviser to a Sub-Advised Fund, absent further exemptive relief.

D.	POLICIES AND PROCEDURES TO GUARD AGAINST CONFLICTS OF INTEREST

The limitation in the Prior Order referred to above is based on concerns regarding the following conflicts of interest that could result if an Index Provider has one of the proscribed relationships with a Trust, the Adviser, any Sub-Adviser, Distributor or promoter of a Fund:  the potential ability of the affiliated person to manipulate the Underlying Index to the benefit or detriment of the Fund as well as conflicts that may also arise with respect to the personal trading activity of personnel of the affiliated person who may have access to or knowledge of changes to an Underlying Index’s composition methodology or the constituent securities in an Underlying Index prior to the time that information is publicly disseminated.

These conflicts of interest are not applicable to the Affected Funds.  The Adviser is not part of the same organization as either Index Provider.  The Adviser will not be informed of any additions to or deletions from an Underlying Index tracked by an Affected Fund (each, an “Applicable Underlying Index”)7 prior to other market participants or the general public.  Therefore, the Adviser will not have any ability to manipulate the components of the Applicable Underlying Indexes for its own benefit, nor will it have an informational advantage over other market participants with regard to additions to or deletions from the Applicable Underlying Indexes.  In this regard, the Adviser will not have any role in the: (a) modification of an Applicable Underlying Index’s methodology, (b) selection of an Applicable Underlying Index’s constituents, or (c) calculation or dissemination of an Applicable Underlying Index’s value, and shall have no access to the information involved with such items (a-c) or any changes thereto prior to their public dissemination in advance of the rebalancing of an Applicable Underlying Index or any interim modification arising from a corporate action.

Moreover, the Applicants will adopt, and will require AlphaShares and Delta Global to adopt, the following policies and procedures based on certain of the procedures required in the orders of exemption granted by the Commission to WisdomTree Investments,8 XShares Advisors9 and Van Eck Associates.10  Specifically, potential conflicts of interest relating to the possible manipulation of an Applicable Underlying Index are addressed through policies and procedures that require the Applicable Underlying Indexes to be “transparent.”  Each of AlphaShares and Delta Global will maintain a publicly available website on which it will publish the basic concept of each Applicable Underlying Index and disclose (a) the composition methodology for each such Applicable Underlying Index (the “Index Composition

7            Each Applicable Underlying Index will be reconstituted and rebalanced no more frequently than on a monthly basis.

8            See In the Matter of WisdomTree Investments Inc., et al., Investment Company Act Release Nos. 27324 (May 18, 2006) (notice) and 27391 (June 12, 2006) (order). The application for such relief is hereby referred to as the “WisdomTree Application.”

9            See In the Matter of HealthShares, Inc., et al., Investment Company Act Release Nos. 27553 (November 16, 2006) (notice) and 27549 (December 7, 2006) (order). The application for such relief is hereby referred to as the “XShares Application.”

10          See In the Matter of Van Eck Associates Corporation., et al., Investment Company Act Release Nos. 28349 (July 31, 2008) (notice) and 28365 (August 25, 2008) (order). The application for such relief is hereby referred to as the “Van Eck Application.”

Methodology”) and (b) the components and weightings of the components of each Applicable Underlying Index (as of each rebalancing or interim modification arising from a corporate action).  Applicants note that the identity and weightings of the component securities of the Applicable Underlying Indexes will be readily ascertainable by a third party because the Index Composition Methodology will be publicly available.  Although each of AlphaShares and Delta Global reserve the right to modify its Index Composition Methodology in the future, such modifications would not take effect until the applicable Index Provider has given the Calculation Agent (as defined below) and the investing public at least 60 days’ prior written notice, disclosed on the publicly available website of such Index Provider, that such changes are being planned to take effect.  The “Calculation Agent” is the entity which will implement the Index Composition Methodology, calculate and maintain the Applicable Underlying Indexes, and calculate and disseminate the Applicable Underlying Index values.  The Calculation Agent is not and will not be an affiliated person, as such term is defined in Section 2(a)(3) of the 1940 Act, or an affiliated person of an affiliated person, of a Trust, the Adviser, any Sub-Adviser, the Distributor or a promoter of a Fund.

The Calculation Agent will be instructed not to communicate any non-public information about the Applicable Underlying Indexes to anyone, but specifically not to the personnel of the Adviser with responsibility for the portfolio management of the Affected Funds.  The Calculation Agent will be instructed to disseminate information about the daily constituents of the Applicable Underlying Indexes to the Adviser (on behalf of the Affected Funds) and the public at the same time.

The Applicants affirm the importance of “firewall” (as defined below) procedures to prevent the misuse of nonpublic information regarding the Applicable Underlying Indexes.  However, because of the nature of the relationship between the Index Providers and the Applicants, the Applicants are not proposing to institute additional procedures designed to limit internal communications between personnel at the Adviser of the Affected Funds or its affiliated persons (“firewalls”) in connection with the Affected Funds and the Applicable Underlying Indexes.  The applicants in each of the WisdomTree Application and the XShares Application did institute firewalls in connection with their requests for exemptive relief from the Commission.  However, each of the WisdomTree Application and XShares Application concerned exchange-traded funds that would track indexes to be created by affiliated persons of such funds’ investment advisers or sub-advisers whose affiliation arises from common ownership or control.  Therefore, firewalls were necessary to ensure that personnel of such funds’ investment advisers or sub-advisers could not access nonpublic information relating to indexes created by their affiliates.  By contrast, as was the case in the Van Eck Application, the Affected Funds will track indexes created by the Index Providers who may technically be “affiliated persons” of an Affected Fund or the Adviser, but are not under common ownership or control of the Adviser.  Therefore, firewalls are not necessary to prevent the Adviser from accessing nonpublic information regarding the Applicable Underlying Indexes.

Furthermore, the policies and procedures adopted by the Adviser and the Index Providers are designed to prevent the dissemination and improper use of non-public information in a manner similar to firewalls.  Specifically, each of the Adviser, AlphaShares and Delta Global has adopted written policies and procedures in accordance with Rule 206(4)-7 under the Advisers Act which contains:  (i) a section that sets forth the applicable entity’s Insider Trading Policy and which includes the applicable entity’s procedures to prevent and detect the misuse of material non-public information; and (ii) the applicable entity’s code of ethics which was adopted pursuant to Rule 17j-1 of the 1940 Act (“Rule 17j-1”) and Rule 204A-1 of the Advisers Act which contains provisions reasonably necessary to prevent Access Persons (as defined in Rule 17j-1) of the applicable entity from trading on the basis of, improperly disseminating or otherwise engaging in any improper use of nonpublic information.

Applicants represent that any Index Provider to a Current Fund or Future Fund that enters into a similar arrangement to serve as sub-adviser to a Sub-Advised Fund will be subject to the same policies and procedures as proposed herein with respect to AlphaShares and Delta Global.  Applicants further represent that any relief granted pursuant to this Application will only apply to an Index Provider whose affiliation with a Trust, the Adviser or any Sub-Adviser to a Fund, Distributor or promoter of a Fund arises from relationships such as those described in this Application.  Applicants acknowledge that Index

Providers whose affiliation arises from relationships other than those described in this Application may not serve as Index Provider to a Fund without additional exemptive relief.

III.  IN SUPPORT OF THE APPLICATION

The Future Funds, except as otherwise noted herein, will operate in a manner similar to the operation of the Current Funds.  The requested relief would amend the Prior Order to apply to the Affected Funds and any other Current Funds or Future Funds where an Index Provider is retained as sub-adviser to a Sub-Advised Fund.  Any such Sub-Advised Funds for which an Index Provider is retained as Sub-Adviser will not track an index created, compiled, sponsored or maintained by such Index Provider or an affiliated person of an Index Provider.

Based on the policies and procedures to be adopted by the Applicants to guard against conflicts of interest described in Section II.D hereof, Applicants believe: (i) with respect to the relief requested pursuant to Section 6(c) of the 1940 Act, the requested exemption for the proposed transactions is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act; (ii) with respect to the relief requested pursuant to Section 17(b) of the 1940 Act, the proposed transactions are reasonable and fair and do not involve overreaching on the part of any person concerned; the proposed transactions are consistent with the policies of the Affected Funds; and that the proposed transactions are consistent with the general purposes of the 1940 Act; and (iii) with respect to the relief requested pursuant to Section 12(d)(1)(J) of the 1940 Act, the requested exemption is consistent with the public interest and the protection of investors.

IV.  DELETION OF RELIEF IN THE PRIOR ORDER FROM SECTION 24(D) OF THE ACT AND CHANGES TO DISCLOSURE REQUIREMENTS

As stated above, Applicants seek to amend the Prior Order to delete the relief granted to Applicants from Section 24(d) of the Act.  Applicants believe that the deletion of the exemption from Section 24(d) that was granted in the Prior Order is warranted because the adoption of the summary prospectus under Investment Company Act Release No. 28584 (Jan. 13, 2009) (the “Summary Prospectus Rule”) should supplant any need by a Fund to use a Product Description.  The deletion of the relief granted with respect to Section 24(d) of the Act from the Prior Order will also result in the deletion of related discussions in the Prior Application, revision of the Prior Application to delete references to the Product Descriptions, including in the conditions, and the deletion of condition 5 to the Prior Order.11

Applicants also seek to amend the terms and conditions of the Prior Application to provide that all representations and conditions contained in the Prior Application and this Application that require a Fund to disclose particular information in the Fund’s Prospectus and/or annual report shall remain effective with respect to the Fund until the time the Fund complies with the disclosure requirements adopted by the Commission in the Summary Prospectus Rule.  Applicants believe that the proposal to supersede the representations and conditions requiring certain disclosures in the Prior Applications and this Application is warranted because the Commission’s Amendments to Form N-1A with regard to ETFs as part of the Summary Prospectus Rule reflect the Commission’s view with respect to the appropriate types of prospectus and annual report disclosures for an ETF.

V.  INVESTMENT OBJECTIVES AND POLICIES

The Prior Application states that a Fund will hold, in the aggregate, at least 80% or 90% of its total assets in Component Securities and investments that have economic characteristics that are substantially identical to the economic characteristics of the Component Securities of its Underlying Index.  Applicants seek to amend the Prior Application to require a Fund to hold at least 80% of its total assets in Component Securities of its Underlying Index or in Depositary Receipts or TBAs representing Component Securities (or underlying securities representing Depositary Receipts, if Depositary Receipts are themselves Component Securities).

VI.  DEPOSITARY RECEIPTS

The Prior Application states, among other things, that a Fund will invest only in Depositary Receipts listed on an Exchange and that all Depositary Receipts in which the Funds invest will be

11          Condition 5 states “Before a Fund may rely on the order, the Commission will have approved, pursuant to rule 19b-4 under the Exchange Act, an Exchange rule requiring Exchange members and member organizations effecting transactions in Shares to deliver a Product Description to purchasers of Shares.”

sponsored by the issuer of the underlying security, except for certain specified exceptions. Applicants seek to amend the Prior Application by replacing the discussion of Depositary Receipts with the following:

Depositary Receipts include ADRs and GDRs. With respect to ADRs, the depositary is typically a U.S. financial institution and the underlying securities are issued by a foreign issuer. The ADR is registered under the Securities Act on Form F-6. ADR trades occur either on an Exchange or off-exchange. FINRA Rule 6620 requires all off-exchange transactions in ADRs to be reported within 90 seconds and ADR trade reports to be disseminated on a real-time basis. With respect to GDRs, the depositary may be foreign or a U.S. entity, and the underlying securities may have a foreign or a U.S. issuer. All GDRs are sponsored and trade on a foreign exchange. No affiliated persons of the Applicants will serve as the depositary for any Depositary Receipts held by a Fund. A Fund will not invest in any Depositary Receipts that the Adviser deems to be illiquid or for which pricing information is not readily available.

VII.  DESIGNATION OF DEPOSIT SECURITIES AND FUND SECURITIES

The Applicants seek to amend the Prior Application by deleting the last sentence of the following footnote from the Equity Application and thus permit personnel of the Adviser or any Sub-Adviser who are responsible for the designation and dissemination of the Deposit Securities or the Fund Securities to also select securities for purchase or sale by actively-managed accounts of the Adviser or Sub-Adviser.

The Equity Application contains the following Footnote 14:
Personnel of the Adviser or any Sub-Adviser who are responsible for the designation and dissemination of the Deposit Securities or the Fund Securities will be prohibited from communicating any changes in either basket to other personnel within the Adviser, Sub-Adviser or any affiliates or to other unauthorized individuals or organizations until after such changes have been disseminated by the National Securities Clearing Corporation (“NSCC”).  (See Footnote 20).  These personnel will have no responsibilities for the selection of securities for purchase or sale by any actively-managed accounts of the Adviser or Sub-Adviser. (Emphasis added.)

The last sentence of the footnote essentially prohibits any Adviser (or Sub-Adviser) personnel who have responsibilities related to the designation or dissemination of the securities to be used for creations or redemptions with respect to an index-based ETF from serving as a portfolio manager to any actively-managed account of the Adviser (or Sub-Adviser).

The Applicants have complied with the restrictions set forth in footnote 14 to the Equity Application.  However, since the Adviser was acquired by Guggenheim Partners, LLC (“Guggenheim”) in 2009, the Adviser believes that there may be instances where it would be beneficial if personnel of the Adviser (or a Sub-Adviser that is, for example, a subsidiary of Guggenheim) who (a) act as portfolio manager to actively-managed accounts of the Adviser or Sub-Adviser (and thus have responsibility for the purchase or sale of securities by such accounts) and (b) also contribute portfolio management services to index-based ETFs, were permitted to have a role in the designation or dissemination of Deposit Securities or Fund Securities for index-based ETFs offered by the Applicants pursuant to the Prior Order.  If such personnel were permitted to select the Deposit Securities and Fund Securities for existing or future index-based ETFs Applicants may offer, Applicants would thus be able to utilize such personnel to a fuller extent than is currently permitted under the terms of footnote 14—which Applicants believe would be in the best interests of the shareholders of any such Funds.

Applicants note that footnote 20 to the Equity Application states that the Adviser and the Distributor have adopted a Code of Ethics as required under Rule 17j-1 of the 1940 Act and Rule 204-2 of the Advisers Act which contains provisions reasonably necessary to prevent access persons (as defined in Rule 17j-1) from engaging in any conduct prohibited by Rule 17j-1, or Policies and Procedures to Detect and Prevent Insider Trading as required under Section 204A of the Advisers Act which are reasonably designed taking into account the nature of their business, to prevent the misuse in violation of the Advisers Act or the Exchange Act, or the rules or regulations thereunder, of material non-public information.  Applicants believe that this discussion in footnote 20 to the Equity Application, and the substantive provisions of the Code of Ethics of the Adviser and Distributor,12 adequately address the conflicts of interest which may be implicated by having personnel simultaneously selecting securities for purchase or sale by actively-managed accounts while designating or disseminating Deposit Securities or Fund Securities for index-based ETFs.

Applicants also note that more recently, ETF advisers and distributors have filed exemptive applications (and orders have been granted by the Commission pursuant thereto) with respect to index-based ETFs which do not contain the prohibition on adviser personnel designating securities for a creation or redemption with respect to such ETFs and also managing actively-managed accounts for the adviser.13  Accordingly, Applicants seek to amend the Prior Application to permit Adviser (or Sub-Adviser) personnel who are responsible for designating or disseminating Deposit Securities or Fund Securities to serve as portfolio managers for actively-managed accounts of the Adviser (or Sub-Adviser) by deleting the last sentence of footnote 14 to the Equity Application.

VIII.  CONDITIONS

Applicants agree that any Order granting the requested relief will be subject to the same conditions as those imposed by the Prior Order except for condition 5 to the Prior Order, which will be deleted.14

IX.  REQUEST FOR ORDER

The Applicants respectfully request that the Commission grant an Order amending the Prior Order under Section 6(c) for exemption from Sections 2(a)(32), 5(a)(1), 22(d), 22(e) and 24(d) of the

12          Any Sub-Adviser will also have adopted a Code of Ethics containing the provisions described in footnote 20 to the Equity Application.

13           See, e.g., application of Ziegler Exchange-Traded Fund Trust, et al., File No. 812-13224, as amended and restated on Dec. 19, 2006,  Investment Company Act Release Nos. 27610 (Dec. 22, 2006) (notice) and 27664 (Jan. 18, 2007) (order); application of Arrow Investment Advisers, LLC and Arrow Funds Trust, File No. 812-13405, as amended and restated on Aug. 21, 2009, Investment Company Act Release Nos. 28852 (Aug. 25, 2009) (notice) and 28910 (Sep. 22, 2009) (order).  See also application of Pacific Investment Management Company and PIMCO ETF Trust, File No. 812-13571, as amended and restated on May 29, 2009, Investment Company Act Release Nos. 28723 (May 11, 2009) (notice) and 28752 (June 1, 2009) (order).

14             As noted in Section IV above, all representations and conditions contained in this application and the prior applications that require a Fund to disclose particular information in the Fund’s Prospectus and/or annual report shall remain effective with respect to the Fund until the time that the Fund complies with the disclosure requirements adopted by the Commission in Investment Company Act Release No. 28584 (Jan. 13, 2009).

1940 Act and Rule 22(c)-1 thereunder, as well as an exemption from Sections 17(a)(1) and 17(a)(2) of the 1940 Act pursuant to Section 17(b) and Section 6(c) of the 1940 Act and an exemption from Section 12(d)(1)(A) and 12(d)(1)(B) of the 1940 Act pursuant to Section 12(d)(1)(J) of the 1940 Act.

X.  AUTHORIZATION AND SIGNATURES – Guggenheim Funds Investment Advisors, LLC

In accordance with Rule 0-2(c) under the Investment Company Act, the Applicants state that all actions necessary to authorize the execution and filing of this Application have been taken, and the person signing and filing this document is authorized to do so on behalf of the Applicants.  Kevin M. Robinson is authorized to sign and file this document on behalf of Guggenheim Funds Investment Advisors, LLC pursuant to the general authority vested in him as a Senior Managing Director.

GUGGENHEIM FUNDS INVESTMENT ADVISORS, LLC

By: /s/ Kevin M. Robinson
Name: Kevin M. Robinson
Title: Senior Managing Director,
General Counsel and Corporate Secretary

Dated as of:  October 20, 2010

XI.  AUTHORIZATION AND SIGNATURES – Guggenheim Funds Distributors, Inc.

In accordance with Rule 0-2(c) under the Investment Company Act, the Applicants state that all actions necessary to authorize the execution and filing of this Application have been taken, and the person signing and filing this document is authorized to do so on behalf of the Applicants.  Kevin M. Robinson is authorized to sign and file this document on behalf of Guggenheim Funds Distributors, Inc. pursuant to the general authority vested in him as a Senior Managing Director.

GUGGENHEIM FUNDS DISTRIBUTORS, INC.

By: /s/ Kevin M. Robinson
Name: Kevin M. Robinson
Title: Senior Managing Director,
General Counsel and Corporate Secretary

Dated as of:  October 20, 2010

XII.  AUTHORIZATION AND SIGNATURES - Claymore Exchange-Traded Fund Trust

In accordance with Rule 0-2(c) under the Investment Company Act, the Applicants state that all actions necessary to authorize the execution and filing of this Application have been taken, and the person signing and filing this document is authorized to do so on behalf of the Applicants.  Kevin M. Robinson is authorized to sign and file this document on behalf of Claymore Exchange-Traded Fund Trust pursuant to a resolution, dated December 1, 2008.

CLAYMORE EXCHANGE-TRADED FUND TRUST

By: /s/ Kevin M. Robinson
Name: Kevin M. Robinson
Title: Chief Legal Officer

Dated as of:  October 20, 2010

XIII.  AUTHORIZATION AND SIGNATURES - Claymore Exchange-Traded Fund Trust 2

In accordance with Rule 0-2(c) under the Investment Company Act, the Applicants state that all actions necessary to authorize the execution and filing of this Application have been taken, and the person signing and filing this document is authorized to do so on behalf of the Applicants.  Kevin M. Robinson is authorized to sign and file this document on behalf of Claymore Exchange-Traded Fund Trust 2 pursuant to a resolution, dated December 1, 2008.

CLAYMORE EXCHANGE-TRADED FUND TRUST 2

By: /s/ Kevin M. Robinson
Name: Kevin M. Robinson
Title: Chief Legal Officer

Dated as of:  October 20, 2010

XIV.  AUTHORIZATION AND SIGNATURES - Claymore Exchange-Traded Fund Trust 3

In accordance with Rule 0-2(c) under the Investment Company Act, the Applicants state that all actions necessary to authorize the execution and filing of this Application have been taken, and the person signing and filing this document is authorized to do so on behalf of the Applicants.  Kevin M. Robinson is authorized to sign and file this document on behalf of Claymore Exchange-Traded Fund Trust 3 pursuant to a resolution, dated December 1, 2008.

CLAYMORE EXCHANGE-TRADED FUND TRUST 3

By: /s/ Kevin M. Robinson
Name: Kevin M. Robinson
Title: Chief Legal Officer

Dated as of:  October 20, 2010

Verification of Application and Statement of Fact

In accordance with Rule 0-2(d) under the 1940 Act, the undersigned says that he has duly executed the attached Application for an order, for and on behalf of Guggenheim Funds Investment Advisors, LLC, that he is the Senior Managing Director, General Counsel and Corporate Secretary of such company; and that all actions taken by the persons necessary to authorize deponent to execute and file such instrument have been taken.  The undersigned further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By: /s/ Kevin M. Robinson
Name: Kevin M. Robinson
Title: Senior Managing Director,
General Counsel and Corporate Secretary

Verification of Application and Statement of Fact

In accordance with Rule 0-2(d) under the 1940 Act, the undersigned says that he has duly executed the attached Application for an order, for and on behalf of Guggenheim Funds Distributors, Inc. that he is the Senior Managing Director, General Counsel and Corporate Secretary of such company; and that all actions taken by the persons necessary to authorize deponent to execute and file such instrument have been taken.  The undersigned further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By: /s/ Kevin M. Robinson
Name: Kevin M. Robinson
Title: Senior Managing Director,
General Counsel and Corporate Secretary

Verification of Application and Statement of Fact

In accordance with Rule 0-2(d) under the 1940 Act, the undersigned says that he has duly executed the attached Application for an order, for and on behalf of Claymore Exchange-Traded Fund Trust, that he is the Chief Legal Officer of such trust; and that all actions taken by the persons necessary to authorize deponent to execute and file such instrument have been taken.  The undersigned further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By: /s/ Kevin M. Robinson
Name: Kevin M. Robinson
Title: Chief Legal Officer

Verification of Application and Statement of Fact

In accordance with Rule 0-2(d) under the 1940 Act, the undersigned says that he has duly executed the attached Application for an order, for and on behalf of Claymore Exchange-Traded Fund Trust 2, that he is the Chief Legal Officer of such trust; and that all actions taken by the persons necessary to authorize deponent to execute and file such instrument have been taken.  The undersigned further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By: /s/ Kevin M. Robinson
Name: Kevin M. Robinson
Title: Chief Legal Officer

Verification of Application and Statement of Fact

In accordance with Rule 0-2(d) under the 1940 Act, the undersigned says that he has duly executed the attached Application for an order, for and on behalf of Claymore Exchange-Traded Fund Trust 3, that he is the Chief Legal Officer of such trust; and that all actions taken by the persons necessary to authorize deponent to execute and file such instrument have been taken.  The undersigned further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By: /s/ Kevin M. Robinson
Name: Kevin M. Robinson
Title: Chief Legal Officer

Exhibit A

Resolutions

RESOLVED:
That the Board of Trustees of the Trusts hereby ratify and authorize in the name and on behalf of the Trusts the preparation, execution and filing with the Securities and Exchange Commission the Applications for an Order of Exemption under Sections 6(c), 2(a)(32), 5(a)(1), 12(d)(1)(A), 12(d)(1)(B), 12(d)(1)(J), 22(d), 22(e), 24(d), 17(a)(1), 17(a)(2) and Rule 22c-1 of the Investment Company Act of 1940, substantially in the form presented to the Board of Trustees, with such changes as may be recommended by management and outside counsel and any amendments or supplements thereto, if the same shall be necessary and appropriate; and further

RESOLVED:
That any and all appropriate officers of the Trusts be, and each hereby is, authorized and directed to take such additional actions, and to execute and deliver on behalf of the Trusts such other documents or instruments as they deem necessary or appropriate in furtherance of the above resolution, his or her authority therefore to be conclusively evidenced by the taking of any such actions or the execution or delivery of any such document; and further

RESOLVED:
That upon issuance of any Order of Exemption by the Securities and Exchange Commission in accordance with the terms and conditions of the above-described Applications, the Trusts are authorized to act in accordance with the provisions of the Orders of Exemption.

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